Exhibit 4.3

TECHNOLOGY LICENSE AGREEMENT

CONFIDENTIAL TREATMENT REQUESTED

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS IDENTIFIED BY THREE ASTERISKS, AS FOLLOWS “* * *”, AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

BETWEEN :
NATIONAL RESEARCH COUNCIL OF CANADA, whose head office address is:
1200 Montreal Road
Ottawa, Ontario KIA 0R6
(through its Institute, whose name and address are:
Institute for Biological Sciences 1200 Montreal Road, Building M-54 Ottawa, Ontario K1A 0R6
(called “NRC”) (called the “Institute”)

AND :	HELIX BIOPHARMA CORPORATION a corporation under the laws of Ontario, Canada whose head office address is: 3-305 Industrial Parkway South, Aurora ON Canada L4G 6X7	(called the “Licensee”)

    WHEREAS

(a)
NRC owns or controls certain technology which is subject to intellectual property rights, including without limitation inventions (which may be protected by patents), copyright, trade secrets, know-how, and information that is confidential.

(b)	NRC and the Licensee desire to enter into a licence agreement that will permit the technology to be used for commercial purposes.

IN CONSIDERATION of the following terms, conditions, promises, and payments, the parties agree as follows:

1.0  DEFINITIONS IN THIS AGREEMENT

For all purposes of this Agreement the following terms, in singular or plural form as appropriate to the context, are defined as follows:

1.1
“NRC Technology” means the inventions (not necessarily patentable), trade secrets, know-how, Software, designs, written works, samples, biological materials, and technical information (confidential or not) relating to the “*** Antibody patent application” (NRC case # ***) tentatively entitled:

“An Antibody Fragment, and Derivatives Thereof, for the Detection and Treatment of Lung Adenocarcinoma”,
***

1.2
“Licensee Technology’ means the inventions (not necessarily patentable), patent(s), trade secrets, know-how, software, designs, written works, samples, biological materials, and technical information (confidential or not) relating to Helix Biopharma Proprietary Compound named “DOS47” and related compounds as described by US application # 20040115186 including any improvements, continuation, divisional applications derived from it.

1.3
“Foreground Technology” means the inventions (not necessarily patentable), patent(s), including any improvements, continuation, divisional applications derived from such patent(s), trade secrets, know-how, software, designs, written works, samples, biological materials, and technical information (confidential or not) relating to novel molecules resulting from the combination of the NRC Technology and the Licensee Technology. Such Foreground Technology is proprietary to NRC.

1.4
“Patents” means the following patents and patent applications, plus any divisions, continuations, continuations-in-part, re-issues, and extensions of these patents and patent applications plus any other patents and patent applications in countries within the Territory, covering essentially the same inventions or claiming priority of patenting rights from any other patent application within the Patent entitled:

An Antibody Fragment, and Derivatives Thereof, for the Detection and Treatment of Lung Adenocarcinoma”,
***.

NRC currently holds no other patents or patent applications in relation to the NRC Technology. If NRC does apply for such Patents, the licence granted by this Agreement covers these patents, specifically.

1.5	“NRC Intellectual Property Rights” means Patents and other exclusionary rights in respect of the NRC Technology, and rights in respect of Confidential information included in the NRC Technology.

1.6
“NRC’s Internal Purposes” means research and development within NRC’s laboratories and the provision of services to NRC’s customers, conducted in such a way as to avoid the disclosure of either confidential information of the Licensee or confidential information of NRC which is deliverable under this Agreement and whose disclosure would deprive the Licensee of some significant advantage intended by this Agreement.

1.7
“Licensee’s Internal Purposes” means research and development within Licensee’s laboratories conducted in such a way as to avoid the disclosure of Confidential information of NRC whose disclosure would deprive NRC of some significant advantage intended by this Agreement.

1.8
“Product” means any thing (including equipment, system, device, component, chemical, molecule, database, or software) that incorporates or embodies or is derived from any part of the Foreground Technology (including all modifications made by the Licensee or NRC), or that results from practicing or using the Foreground Technology, and also any document that relates to the Foreground Technology.

1.9
Service” means any service to third parties, not provided free, that is provided by using any part of the Foreground Technology (including all modifications made by the Licensee or NRC), or by using a Product, or that relates to a Product, including (without limiting the generality of the foregoing) customization, maintenance, installation, training, consulting, testing, operating, dissemination of advertising or publicity, production, packaging and distribution.

1.10
“Sale” means every disposition of a Product, including selling, renting, leasing, licensing, lending, and bartering of a Product.  It also means every instance of providing Service. It is considered to occur when a Product or Service is delivered or an invoice is issued, whichever occurs first. A Sale exists irrespective of the collection of any debt (regardless of any accounting principle), but not if money received is refunded. “Sell”, and “Sold” have corresponding meanings.

1.11
“Sales Revenue” means the gross price billed by the Licensee or sub-licensee to a purchaser on account of every Sale of a Product or Service, including recurring and deferred payments when received, less the following deductions:

(a)	rebates granted and taken, except rebates granted wholly or partially in consideration of a third party’s agreement to purchase anything that is not a Product or Service as defined in this Agreement;
(b)	trade, promotional, quantity or cash discounts actually allowed and taken, not exceeding amounts that are customary in the trade;
(c)	amounts repaid or credited by reason of rejections or returns of Products, or as retroactive price reductions;
(d)
custom duties, excise taxes, sales taxes, value-added taxes and any compulsory payments made to government authorities, if separately stated on an invoice with the intention that costs incurred by the Licensee will be recovered from the invoiced person, and

(e)
actual shipping and insurance costs in transporting Products to third parties if separately stated on an invoice with the intention that costs incurred by the Licensee will be recovered from the invoiced person.

If Products or Services are bartered for goods or services, or are disposed of through a transaction that is not at Arm’s Length, the Sales Revenue shall be calculated as above, using the average of gross prices billed in typical recent Sales of equivalent Products or Services, and if there are no such Sales, then it shall be deemed to be the fair market value (having regard to the Licensee’s advertised prices and prices of near equivalents in the market).

If a Product is incorporated as part of another article, the Licensee shall price the Product separately on an invoice. When a distinct price for a Product is not invoiced, or when the price stated is not a reasonable price, the Sales Revenue shall be calculated as above, using the average of net prices billed in typical recent Sales of equivalent Products, and if there are no such Sales, then the Sales Revenue for the Product shall be deemed to be the Sales Revenue for the article multiplied by the ratio of the manufacturing cost of the Product to the manufacturing cost of the article. The Licensee shall be responsible for providing satisfactory evidence of manufacturing costs. This paragraph does not apply to Services, and no adjustment is allowed to the net price billed for a Service.

1.12
“Other Revenue” means all payments, and the value of other consideration, which the Licensee receives in relation to sub-licences, other than royalties from Sales of Products or Services by the sub-licensee.  This includes, without limitation, initial fees, milestone payments, bonuses, periodic fees, fees for consulting, fees for upgrades, dividends, and the value of equity.

1.13	“Reporting Date(s)” is (are) the date(s) in every year up to which royalties since the last Reporting Date are calculated as follows: January 31 and July 31.

1.14
“Affiliate” is a corporation of which more than 20% of the voting shares are owned by the Licensee, or which owns more than 20% of the voting shares of the Licensee, or of which more than 50% of the voting shares are owned by another Affiliate or if it owns more than 50% of another Affiliate.

1.15	“Arm’s length” has the meaning as used for purposes of the Income Tax Act of Canada, and is not limited to the same meaning as being an Affiliate.

1.16	“Territory means worldwide.

2.0	GRANT OF LICENCE

2.1
Grant:  NRC grants to the Licensee a licence of NRC’s Intellectual Property Rights and the Patents, for the Licensee’s Internal Purposes.  NRC also grants to the Licensee a licence of the Foreground Technology effective throughout the Territory:

(a)	to reproduce, make, use, import and Sell any Product and export any Product to any place within the Territory;
(b)	to engage contractors to reproduce or make any Product to be used or sold by the Licensee;
(c)	to Sell any Service.

2.2
Field of Use:  The Licensee shall not deaf in any manner with Product, Services or Foreground Technology except as authorized under this Agreement for applications within the Territory and within the authorized field of use, which is: therapeutic and diagnostic applications for humans.

2.3	Exclusivity: The rights granted to the Licensee by way of licence under this Agreement are:
(a)	non-exclusive, for Licensee’s Internal Purposes, with respect to NRC Technology and the Patents;
(b)	exclusive, with respect to Foreground Technology and to any patent relying on Foreground Technology.

2.4	Sub-licensing: The Licensee may sub-license the rights granted by this Agreement with respect to Foreground Technology to:
(a)	purchasers of a Product, as needed to permit normal use of a Product by an end- user and such sub-licences survive termination of this Agreement;
(b)	any other person, on terms approved by NRC in writing in advance.

2.5
Canadian Content:  The Licensee shall perform all manufacturing of Products in Canada, and shall use Canadian-made materials in Products to the extent that they are reasonably available.  Canadian-based sub-licensees shall be subject to the same requirement.  Foreign-based sub-licensees are not so restricted, but they shall not be permitted to sell Products that will be imported into Canada.

2.6	Delivery: NRC shall give the Licensee a copy of all of NRC’s relevant:
(a)	Patents, including the latest draft of any applications that have not matured into patents;
(b)	documentation that is reasonably necessary for an understanding of the NRC Technology, to the extent that it exists;
(c)	samples, in reasonable quantities, of materials illustrating the NRC Technology.

The Licensee shall be conclusively deemed to have received all necessary delivery under this paragraph if the Licensee has not notified NRC, within 60 days after the effective date of this Agreement that delivery is lacking.

3.0	FEES AND ROYALTIES

3.1	Licence Fee: As consideration for the grant of the licence, immediately upon receiving a fully signed original of this Agreement the Licensee shall pay NRC the sum of *** plus applicable taxes.

3.2	Licensee’s Royalty: The Licensee shall pay to NRC royalties for all Sales of Products and Services as follows: three percent (3%) of Sales Revenue.

The Parties shall mutually agree on an approach to establish a reduced royalty rate if a Licensed Product uses one or more additional technologies licensed from a third and unrelated party, based on the material contribution of the NRC technology to the composition of the final, licensed product (so-called ‘Royalties stacking provision’).

Under such circumstances, however, the reduced royalty rate for such Licensed Product shall not be less than *** of Sales Revenue.

3.3	Milestone payments:

For the development of the first Licensed Product:

–
A milestone payment of twenty five thousand dollars (CAN $25,000) upon successful completion of Phase I clinical trials as confirmed by a regulatory authority (e.g.: United States Food and Drug Administration).

–	A milestone payment of fifty thousand dollars (CAN $50,000) upon successful completion of Phase Ilb clinical trials as confirmed by a regulatory authority.

–	A milestone payment of one hundred and twenty five thousand dollars (CAN $125,000) upon successful completion of Phase Ill clinical trials as confirmed by a regulatory authority.

–	A milestone payment of two hundred thousand dollars (CAN $200,000) upon receipt of market approval by a regulatory authority.

For the development of each subsequent Licensed Products

–	A milestone payment of two hundred thousand dollars (CAN $200,000) upon receipt of market approval by a regulatory authority.

3.4
Royalty for Unauthorized Sales:  Without implying any waiver of NRC’s rights to enforce limitations in this Agreement or to seek damages for breach of this Agreement, the Licensee shall pay to NRC, without further demand by NRC, royalties on Sales of Products or Services which are not authorized with respect to Territory or Field of Use.

3.5	Other Revenue: The Licensee shall pay to NRC *** of Other Revenue.

3.6	Minimum Annual Royalty: The Licensee shall pay NRC a Minimum Annual Royalty (“MAR”) according to the following schedule (with tax to be added), regardless of whether

NRC issues an invoice for the MAR.  The MAR becomes overdue, and subject to interest on overdue payments, on the date stated here, regardless of whether that is a Reporting Date and regardless of when the next royalty payment and statement are due. MAR payments shall be credited against royalties and shares of Other Revenue, payable to NRC for the same period by the Licensee and by any sub-licensee.

The Minimum Annual Royalty is: CA$10,000 (Ten thousand Dollars Canadian) per calendar year, owed if no research collaboration agreement is in place between Collaborator and NRC in a given calendar year, when the license is in full force. Royalties owed in a given calendar year are to be applied against this Minimum Annual Royalty.

3.7	Sub-Licensee’s Royalty: the Licensee shall be responsible for paying NRC the same royalties that would be payable if Sales by the sub-licensee were Sales by the Licensee.
(a)
Licensee shall require the sub-licensee to pay directly to NRC royalties for all Sales of Products and Services by the sub-licence royalties as if Sales of Products and Services by the sub-licensee were Sales of Products and Services by the Licensee;

(b)	Licensee guarantees the payments required from the sub-licensee.

3.8
Tax:  The Goods and Services Tax, or Harmonized Sales Tax, or Quebec Sales Tax, is applicable to payments required by this Agreement, depending on the residence of the Licensee or sub-licensee, while none of those taxes normally applies to foreign-based payers. It is the responsibility of the payer, whether Licensee or sub-licensee, to determine tax status and to pay the applicable tax.  NRC’s GST and HST registration number is 121 491 807.  NRC’s QST registration number is 1006 178 088.

3.9
Interest:  In lieu of the regulation that requires NRC to charge interest on overdue amounts at a rate based on variable central-bank rates, interest at one percent (1%) per month compounded monthly (annual rate of 12.68%) must be paid on overdue amounts from the date when payment is due until the date it is received by NRC.  NRC may revise that rate upon two (2) months’ notice. An administrative charge of $25 will be invoiced for any cheque, which is refused payment by the financial institution on which it is drawn.

3.10
Delinquent Accounts:  NRC may use a collection agency to collect any debt arising under this Agreement, and NRC may obtain a set-off of the debt against any other money payable by the Government of Canada to the Licensee.  The costs and fees of collection agencies shall be added to the debt payable to NRC.

3.11
Statements:  The Licensee must deliver royalty statements to NRC within sixty (60) days after each Reporting Date, even if no Products or Services were Sold.  NRC may provide a form for royalty statements, which the Licensee must use.  Royalty statements must be certified accurate and correct by the Chief Financial Officer or some other senior officer of the Licensee, and must include the following information for the period up to the Reporting Date or since the last Reporting Date:

(a)	the quantity of Products made by or for the Licensee;
(b)	the quantity, and the Sales Revenue, for Products Sold at Arm’s Length;
(c)	the quantity of Products disposed of at other than Arm’s Length or by barter, the persons to whom disposed, and the basis for the royalties;
(d)	Sales Revenue from Services Sold;
(e)	a calculation of the royalties due to NRC;
(f)	a projection of Sales of Products and Services for the periods to be covered in the next two royalty statements;
(g)	where applicable, identical information as in (a) to (f) from the sub-licensee.

3.12
Currency Translation:  Sales Revenue and Other Revenue, and any fixed payment to NRC required by this Agreement, when required to be converted to Canadian dollars, shall be converted using the Bank of Canada monthly exchange rate for the last month of the reporting period.  This currency information is available at the Bank of Canada website: http://bank-banque-canada.ca/english/xrate/htm.  If payments to NRC are required to be made in U.S. dollars, the conversion shall be the rate of exchange in a major financial market, as published (errors excluded) in a widely distributed Canadian or U.S. newspaper on the last date of the reporting period, or within the seven preceding days.  The basis of all conversions shall be stated in the royalty statement submitted to NRC, accompanied by a printed copy of the published basis of that conversion.

3.13
Remittances:  Royalty statements must be accompanied by a remittance of the royalties due, in Canadian or U.S. funds payable at par at Ottawa, Ontario, Canada. Remittances can be made either by a bank transfer to an account which NRC will designate if asked, or by a cheque payable to: “Receiver General - National Research Council”, indicating on the cheque the reference number (if any) appearing on the first page of this Agreement.

Cheques must be addressed to:
- NRC - Accounts Receivable, at the NRC head office address stated above (on page 1);

A copy of the royalty statement must be sent to:
- NRC - Intellectual Property Services, at the NRC head office address stated above (on page 1);
and to:

- the Institute, at its address stated above (on page 1).

3.14	Records: The Licensee shall, and shall require sub-licensees to:
(a)
keep accurate, detailed and complete records in accordance with generally accepted accounting principles, at its expense, which shall be retained and available at its principal place of business in respect of Products and Services, and the basis of any Other Revenue which may require a payment to NRC;

(b)	provide NRC, upon request and without charge, with annual Financial Statements (prepared by an external auditor, if available) that will verify the Sales Revenue derived from Products and Services;
(c)	keep all the records intact for a period of not less than three (3) years.

3.15
NRC’s Audits:  The Licensee shall make all relevant records available at its premises during normal business hours, upon reasonable notice, and permit NRC and its authorized representatives to audit, inspect, and copy the records.  In such circumstances, the Licensee shall afford all facilities and collaboration to NRC and its authorized representatives, and furnish all information necessary to the understanding of the records.  If NRC’s audit reveals that payments made by the Licensee are less than eight-tenths (80%) of the amount that should have been paid, the Licensee shall reimburse NRC’s cost of the audit which becomes a debt due immediately to NRC, along with a debt of the shortfall in royalties and share of Other Revenue with interest from the date on which the payments should have been made.  If the Licensee presents obstacles to the audit, such that a Chartered Accountant makes an affidavit that the audit is impossible or impractical, the Licensee shall be deemed by this clause to have agreed that NRC may estimate a fair value of the royalties and share of Other Revenue payable, based on the best information available, and the Licensee shall pay that amount to NRC immediately together with interest from the date on which the payments should have been made.

3.16
Licensee’s Audits:  At its option, NRC shall be entitled to an audit of Other Revenue and of the Sales Revenue from the Sale of Products and Services as part of the Licensee’s regular audit, at no cost to NRC.  When NRC gives reasonable advance notice of requiring that audit, the Licensee will provide NRC with an audited statement prepared by an external auditor that will verify Other Revenue and the Sales Revenue derived from the Sales of Products and Services in any year for which an audit has not been completed at the time NRC gives notice.  If the audit reveals a shortfall in what was paid to NRC, the Licensee shall pay the shortfall amount to NRC immediately, with interest from the date on which the payments should have been made.  If the audit reveals that payments made by the Licensee are not less than eight-tenths (80%) of the amount that should have been paid, NRC shall reimburse the Licensee for any incremental costs of the additional part of the audit.

3.17	Continuing Rights: The rights granted in the preceding three (3) paragraphs shall survive the termination of this Agreement for a period of three (3) years.

3.18
Allocation To Technology:  If requested, the Licensee shall cooperate with NRC in providing information about a reasonable allocation of the Licensee’s Sales Revenue and Other Revenue, and therefore of royalties, amongst the various elements of the Products or Services, which is information that NRC requires for allocating shares of royalties amongst the creators pursuant to NRC’s Awards Policy.

4.0	INTELLECTUAL PROPERTY

4.1
Patenting Responsibility:  NRC shall bear the responsibility and pay the cost to obtain and maintain Patents in the countries that NRC chooses to file an application directly or through the national phase of a PCT application.  NRC shall use reasonable efforts to obtain those Patents and shall not allow those Patents to lapse for failure to comply with maintenance obligations.  If applications (including the national phase of a PCT application) could be filed in countries, which NRC has not chosen, they may be requested by the Licensee and shall be filed by NRC if the Licensee bears all expenses including without limitation the cost of maintaining those Patents.

4.2
Sharing Patent Costs:  The Licensee shall reimburse NRC, promptly on the receipt of an invoice for twenty five per cent (25%) of NRC’s internal costs (to the extent reasonable) and disbursements related to obtaining and maintaining the Patents.  This includes costs and disbursements incurred before this Agreement was in effect.

5.0	TECHNICAL ASSISTANCE

5.1
No Assistance:  NRC is not obliged to provide the Licensee with technical assistance relating to the NRC Technology or the Product.  NRC may, at its sole discretion, supply technical assistance under separate contracts, in accordance with NRC’s customary terms and standard rates.

5.2
NRC’s Improvements:  In the event that NRC produces additions or changes to the NRC Technology or to the Foreground Technology, which by their nature could not be used without some use of the NRC Technology or the Foreground Technology, NRC shall inform the Licensee and, the additions or changes shall be regarded as part of the NRC Technology or the Foreground Technology for all purposes of this Agreement.

5.3
Licensee’s Improvements or Additions:  In the event that the Licensee produces additions or changes to the NRC Technology or the Foreground Technology, which by their nature could not be made or used without some use of the NRC Technology or the Foreground Technology, the Licensee shall provide NRC, within ninety (90) days from the time the additions or changes have been made, with all available technical information concerning them, including source code if software is involved, and shall be deemed to license NRC to use them for NRC’s Internal Research Purposes at no cost to NRC.

5.4
Grant Back:  Upon Termination of this Agreement, the Licensee shall be deemed to have granted to NRC, and shall execute any documents reasonably required by NRC as additional evidence of this, a non-exclusive, unconditional, irrevocable, perpetual royalty- free licence, including the right to sub-license, to make, use or sell articles incorporating any additions and changes made by the Licensee which were required by the preceding paragraph to be reported to NRC, whether patentable or unpatentable, without any obligation to account to the Licensee.

6.0	CONFIDENTIALITY

6.1
What is Confidential:  The NRC Technology and the Foreground Technology are confidential to NRC except for published elements and elements which NRC states in writing to be not confidential. Software source code is confidential to NRC.  The Licensee’s derivative software is confidential to the Licensee, unless the Licensee states otherwise in writing. Any documents of either party, marked ‘Confidential”, “Protected’’, “Proprietary”, or similar words, are confidential to that party.

6.2
Obligations of Confidentiality:  Except to the extent expressly authorized in this Agreement, each party shall, until five years after the expiration date defined in paragraph 11.1, protect the other party’s confidential information with some degree of care as it uses to protect its own confidential information, but not less than a reasonable degree of care, and shall not use such information for purposes other than those contemplated by this Agreement.  Disclosure of information by a receiving party is permitted to the extent that it can be proved to be:

(a)	independently developed by the receiving party without reference to or use of the confidential information of the other party;
(b)	received from the third party without breach of any obligation of confidentiality;
(c)	in the public domain at the time of its disclosure or that later becomes publicly available without breach of this Agreement;
(d)
required to be disclosed by law, including in the case of NRC, the Access to Information Act, provided that the receiving first provides the disclosing party with notice of such requirements and of its intent to disclose the information; or

(e)	required in order to comply with applicable rules and regulations of any stock exchange on which the Licensee’s shares are listed.

6.3
If Confidentiality Lost:  This Agreement remains in effect regardless of any loss of confidentiality of the NRC Technology or the Foreground Technology at any time for any reason, although each party retains the right to terminate this Agreement for a breach by the other party.

7.0	DILIGENT EXPLOITATION

7.1
Requiring Diligence:  The licence granted by this Agreement is conditional upon diligent exploitation of the rights granted to the Licensee, in a manner likely to satisfy the demand for the Products and Services in relation to all reasonable applications, and to adequately serve the Licensee’s customers, throughout the Territory.  If NRC suspects a lack of diligence, NRC will give written notice to the Licensee, inviting the Licensee to explain to the satisfaction of NRC, in writing within six (6) months, why the level of exploitation should be considered satisfactory. Diligence will be judged without regard to royalties or minimum royalties paid.  NRC reserves the right to find a lack of diligence after the six-months’ notice and after having studied any response made by the Licensee, and this decision shall be conclusive, subject only to the dispute resolution provisions of this Agreement.

7.2
Consequences of Lack of Diligence:  On a country-by-country basis, or in all countries at the same time, when NRC finds a lack of diligence in accordance with the preceding paragraph, NRC has the right to:

(a)	convert any exclusivity to non-exclusivity in a country,
(b)	terminate the licence entirely in respect of a country, or
(c)	modify the field of use.

NRC shall not exercise those rights before six (6) years or the date of entry into Phase 1 clinical trials in humans as formally evidenced by a national regulatory authority having jurisdiction on such matters, but NRC’s demand for justification can be made earlier.

7.3	Multiple Occurrences: The procedure for challenging diligence, and the consequences, may be invoked more than once.

8.0	USE OF NRC’S NAME

8.1
Control of Use:  NRC reserves the right, in its sole discretion, to control any unauthorized use of its name and may notify the Licensee that it must immediately cease using the name, including any abbreviations, words, or images that imply an association with NRC.  Upon receipt of such notification, the Licensee must use its best efforts to withdraw from circulation any written material that represents an unauthorized use.

8.2
Authorized Use:  Notwithstanding any other provision of this Agreement, NRC hereby authorizes the Licensee, and the Licensee agrees to take all reasonable opportunities, such as in sales literature or press releases, to acknowledge NRC as the source of the NRC Technology, but not so as to imply, in any such acknowledgment, that NRC endorses or approves any Product or Service offered for Sale by the Licensee.

9.0	WARRANTIFS, DISCLAIMERS AND INDEMNITIES

9.1
Warranty of Licensing Rights:  NRC warrants that it has not previously granted any rights that would conflict with the rights granted by this Agreement.  NRC warrants that it is either the owner or the licensee (with power to sub-license) of Patents licensed by this Agreement.

9.2
No Implied Warranties:  Except for representations, warranties or conditions expressly made in this Agreement, the NRC Technology and the Foreground Technology are supplied and licensed on an as is” basis, and there are no representations, warranties or conditions, express or implied by statute, including without limitation any with respect to:

(a)	market readiness, merchantability, or fitness for any use or purpose;
(b)	operational state, character, quality, or freedom from defects;
(c)	non-infringement of rights of third parties under present or future patents.

9.3
No Contestation of Validity:  The Licensee acknowledges the validity of the Patents and copyright licensed hereunder and agrees not to contest such validity during the life of this Agreement, either directly or indirectly by assisting other parties.  This clause is not operational under U.S. law.

9.4
Limited Damages:  NRC shall not be liable, in any event, for consequential or incidental damages, or loss of income, arising from the possession or use of anything licensed or conveyed pursuant to this Agreement.

9.5
Indemnity:  NRC rejects all liability and responsibility relating to the consequences of using the Products or providing Services.  The Licensee shall indemnify and save harmless NRC, its employees and agents from and against, and be responsible for:

(a)
all claims, demands, losses, damages, costs including solicitor and client costs, actions, suits or proceedings brought by any third party, that are in any manner based upon, arising out of, related to, occasioned by, or attributable to:

(b)	the manufacturing, distribution, shipment, offering for Sale, Sale, or use of Products, Services or the Foreground Technology; and
(c)	product liability and infringement of intellectual property rights other than copyright;
(d)	other costs, including extra-judicial costs, of NRC defending any such action or proceeding, which NRC shall have the right to defend with counsel of its choice.

This clause shall survive expiration or termination of this Agreement.

10.0	INFRINGFMENT LITIGATION

10.1
Initial Consultation:  If the Licensee receives or become aware of any claim or assertion by a third party that any activities by the Licensee under this Agreement constitute an infringement or other violation of a third party’s patents or other intellectual property, the Licensee shall notify NRC and shall provide NRC with all details relating to the allegation.  The parties shall promptly enter into discussions with the third party to determine the extent and validity of the infringement and the parties mutually agreed course of action. Each party will absorb its own costs of the discussions.

10.2
Negotiation:  The parties may negotiate with a third party to obtain any additional rights required, such as may arise if a third party’s patent emerges.  Each party will absorb its own costs of negotiation.  If those additional rights require payment, the parties will negotiate for a reduction in royalties payable to NRC, and failing agreement within sixty (60) days, either party may invoke the arbitration procedure in this Agreement to settle the amount of the reduction of the royalty.

10.3
Legal Action:  The parties may agree to jointly defend or pursue litigation, but neither party shall bind or commit the other party to any course of action which involves liability for legal costs, expenses or damages.  If the parties fail to agree, within a reasonable time having regard to the normal progress of litigation, as to any course of action which might be jointly taken, either party may take or defend proceedings alone, if legally entitled to act alone, and shall be entitled to retain any amount awarded to it by a court, or paid to it as a settlement by the third party, and the excess of that amount over costs reasonably incurred by both parties for the settlement or litigation, shall be regarded as Sales Revenue of a sub-licensee for the purpose of calculating royalties.  If one party wishes to act alone but formalities require participation of the other party, the other party shall join in the proceeding to the extent necessary for formalities.  Each party will cooperate with the other in making available all necessary documents and witnesses for any legal proceeding, without fees.  A party proceeding alone (or with one party as a formality) shall indemnify the other party for reasonable legal costs for representation that is reasonably necessary, and for any court-ordered payments.

10.4
Damages for Infringement:  If the parties (and not with one party participating only as a formality) have jointly pursued an infringer by litigation and the Licensee obtains money from the infringer as a settlement or by court order, the excess of that money above the Licensee’s costs that were reasonably incurred for the settlement or litigation, shall be regarded as Other Revenue in relation to a sub-licence.

11.0	DURATION AND TERMINATION

11.1
Expiration:  This Agreement shall become effective when it has been signed by both parties. Unless terminated earlier, this Agreement shall terminate when the last patent right related to the Foreground Technology expires, on a country-by-country basis.

11.2
Termination by Either Party for Default or Breach:  In the event that one party defaults or breaches any of the provisions of this agreement, the other party shall have the right to terminate this Agreement by giving written notice to the defaulting party, but this act shall not prejudice the right of NRC to recover any fee due at the time of such termination and shall not prejudice any cause of action or claim of NRC accrued or to accrue on account of any breach or default by the Licensee.  However, if the defaulting party cures the breach within sixty (60) days after the notice is given, this Agreement shall continue in full force and effect.

11.3
Termination by NRC:  This Agreement, at the option of NRC, may be terminated forthwith by NRC if the Licensee becomes bankrupt, or insolvent, or has a receiver appointed to continue its operations, or passes a resolution for winding up, or takes the benefit of any statute relating to bankrupt or insolvent debtors or the orderly payment of debts.

11.4	Procedure on Termination: Upon termination the Licensee shall:
(a)	deliver a detailed statement to NRC of the inventory of all Products then existing and not Sold by the Licensee as at that date;
(b)
retain the right to Sell Products then existing and shall pay royalties (but not MAR) to NRC as Products are Sold for a period of one year provided that any remaining inventory of Products shall be destroyed by the License at the end of that year;

(c)
retain the right to deliver Services for which a contractual commitment has been made before the Termination, for a period of one year, subject to the continued obligation to pay Royalties on the Sales Revenue for those services; and

(d)
cease any other use of the NRC Technology and the Foreground Technology unless the NRC Technology and the Foreground Technology, in total, has then become part of the public domain other than through any act or omission of the Licensee.

11.5	Accrued Obligations: Termination does not release a party from any obligations, which accrued while this Agreement was in force or upon its termination.

12.0	LAW AND DISPUTES

12.1	Choice of Law: This Agreement shall be interpreted according to the laws of the Province of Ontario and the laws of Canada in force there.

12.2
Courts:  Any litigation concerning this Agreement, including litigation arising from arbitration, shall be brought only in a court which has ordinary jurisdiction over the defendant on the basis of residence, and the residence of NRC for this purpose shall be regarded as the location of the Institute.

12.3
Dispute Resolution:  Both parties will use reasonable efforts to reach an amicable negotiated settlement of any dispute concerning the interpretation or operation of this Agreement.  Disputes concerning this Agreement shall not be litigated.  If negotiation fails to resolve a dispute within sixty (60) days, either party can require non-binding mediation, whereupon the parties shall jointly appoint one impartial expert mediator to mediate according to mutually agreed procedures.  If a party refuses to effectively participate in mediation, or if mediation continues for more than sixty (60) days, either party can require binding arbitration under the Commercial Arbitration Act of Canada, whereupon the parties shall attempt to jointly appoint one impartial expert arbitrator.  If the parties cannot agree within thirty (30) days on the choice of an arbitrator, each party shall appoint its own arbitrator and those arbitrators shall jointly appoint a chairperson of an arbitral tribunal.  An arbitral award shall not include punitive damages, or interim measures.  Each party shall pay its own costs and an equal share of all other costs of mediation and arbitration, except for the exceptional circumstance in which an arbitral award may require the payment of all costs by a party who has brought a plainly frivolous dispute.  Unless otherwise agreed by the parties when the occasion arises, mediation and arbitration shall be held in the city where the Institute is located.  This provision survives the Termination of this Agreement.

13.0	GENERAL TERMS AND CONDITIONS

13.1
Entire Agreement:  This Agreement represents the entire understanding between the parties as of the effective date hereof, and supersedes all prior communications, negotiations and agreements, written or oral, concerning the NRC Technology and the Foreground Technology.

13.2
Limits of Agreement:  For greater certainty, the parties agree that this is not an assignment of ownership of copyright or of patent rights, but merely a licence.  This Agreement shall not be construed as creating the relationship of principal and agent, employer and employee, partnership, or joint venture.

13.3	Amendments: This Agreement may only be amended by an agreement in writing, signed by the parties, expressly referring to this Agreement.

13.4
Severance:  If any provision in this Agreement is found, by a court or arbitration, to be wholly or partly invalid, illegal or unenforceable in any respect, the remainder of this Agreement shall remain enforceable and this Agreement shall be construed as if that provision had never existed.  The request to initial each page is not a condition of this Agreement.

13.5
Waiver:  Failure by either party to assert rights arising from any breach or default of this Agreement, or acceptance of payments, shall not be regarded as a waiver of rights.  No failure to assert rights, no waiver, and no toleration implies any continuing or future waiver of rights.

13.6
Assignment:  This Agreement is personal to the parties, so that neither its assignment, nor its assumption by a corporation formed by amalgamation with a party is valid without the other party’s written consent.

13.7
Force Majeure:  Neither party shall be responsible or liable to the other for failure or delay in the performance of this Agreement due to war, fire, accident or other casualty, labour disturbance, act of the public enemy, act of God, or any other contingency beyond that party’s reasonable control.  In the event of applicability of this paragraph, the party affected by such force majeure shall use its best efforts to eliminate, cure and overcome any such causes and resume performance of its obligations as soon as possible.

13.8
Notices:  Any notice contemplated by this Agreement, unless a different address is subsequently notified by one Party to the other in writing, must be sent to the address stated at the beginning of this Agreement where the Parties are identified, by:

(a)	registered mail, and then it is deemed to be an effective notice five (5) days after it is sent,
(b)	courier, and then it is an effective notice only when acknowledged by an official receipt, or
(c)
by personal delivery to the office of the chief executive officer of the Party, and then it is an effective notice only when acknowledged by a signature of either that person or a person with apparent authority to receive messages.

SIGNED by the Licensee in duplicate at Aurora, Canada , Canada:
HELIX BIOPHARMA CORPORATION
Date April 27, 2005	Per: /s/ Donald Segal

Name and title: Donald Segal, President

SIGNED by NRC in duplicate at Ottawa, Canada:
NATIONAL RESEARCH COUNCIL OF CANADA
Date April 28, 2005	Per: /s/ Dr. Gabrielle Adams

Name and title: Dr. Gabrielle Adams Director General NRC-Institute for Biological Sciences